Exhibit 99.1

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

(An Indirect Wholly-Owned Subsidiary of

The PMI Group, Inc.)

Consolidated Financial Statements

As of June 30, 2007 and December 31, 2006

And for the three and six months ended June 30, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statements of Operations for the three and six months ended June 30, 2007 and 2006 (Unaudited)	F-3
Consolidated Balance Sheets as of June 30, 2007 (Unaudited) and December 31, 2006	F-4
Consolidated Statements of Cash Flows for June 30, 2007 and 2006 (Unaudited)	F-5
Notes to Consolidated Financial Statements (Unaudited)	F-6

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Dollars in thousands)
REVENUES
Premiums earned	$40,102	$44,031	$76,468	$75,155

Net investment income	17,162	11,859	33,207	23,077
Net realized investment gains (losses)	68	(193)	(8)	(71)
Other income	592	163	1,081	261

Total revenues	57,924	55,860	110,748	98,422

LOSSES AND EXPENSES
Losses and loss adjustment expenses	10,142	6,731	26,300	7,956
Amortization of deferred policy acquisition costs	3,713	4,475	7,088	7,807
Other underwriting and operating expenses	8,239	7,262	15,663	13,636

Total losses and expenses	22,094	18,468	49,051	29,399

Income before income taxes and minority interest	35,830	37,392	61,697	69,023

Income taxes	10,773	11,277	18,636	20,858

Income before minority interest	25,057	26,115	43,061	48,165
Minority interest, net	179	434	557	995

NET INCOME	$24,878	$25,681	$42,504	$47,170

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
	(Unaudited)
	(Dollars in thousands)
ASSETS
Investments – available-for-sale at fair value:
Fixed income securities	$1,064,267	$882,978
Equity securities – common	42,023	34,435

Total investments	1,106,290	917,413

Cash and cash equivalents	100,266	151,818
Related party receivables	423	1,724
Accrued investment income	16,438	13,934
Reinsurance receivables	493	7,787
Deferred policy acquisition costs	39,495	37,694
Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	3,725	2,454
Deferred tax assets	2,442	44
Other assets	27,501	4,843

Total assets	$1,297,073	$1,137,711

LIABILITIES
Reserve for losses and loss adjustment expenses	$44,024	$30,425
Unearned premiums	417,720	367,986
Reinsurance payables	2,463	8,053
Other liabilities and accrued expenses	28,596	11,173
Income tax payable	11,067	5,619

Total liabilities	503,870	423,256

Commitments and contingencies (Note 2, 6)
Minority interest	5,107	16,297
SHAREHOLDER’S EQUITY
Ordinary shares – no par value; 327,800 shares issued and outstanding	263,980	263,980
Retained earnings	398,242	355,738
Accumulated other comprehensive income, net of deferred taxes	125,874	78,440

Total shareholder’s equity	788,096	698,158

Total liabilities and shareholder’s equity	$1,297,073	$1,137,711

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2007	2006
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$42,504	$47,170
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest, net	557	995
Net realized investment losses	8	71
Depreciation and amortization	1,710	1,012
Deferred income taxes	1,265	2,245
Policy acquisition costs incurred and deferred	(8,889)	(9,045)
Amortization of deferred policy acquisition costs	7,088	7,807
Changes in:
Accrued investment income	(2,504)	(2,100)
Reinsurance receivables, net of reinsurance payables	1,704	(54)
Reserve for losses and loss adjustment expenses	13,599	4,462
Unearned premiums	49,734	19,398
Income taxes payable	5,448	695
Other	(4,939)	(903)

Net cash provided by operating activities	107,285	71,753

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	22,571	20,948
Proceeds from sales of equity securities	648	—
Investment purchases:
Fixed income securities	(221,950)	(171,213)
Equity securities – common	(3,413)	(270)
Net change in short-term investments	—	663
Net change in related party receivables	1,921	(3,102)
Capital expenditures and capitalized software, net of dispositions	(1,590)	(75)
Acquisition of minority interest of subsidiary	(13,429)	—

Net cash used in investing activities	(215,242)	(153,049)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions from shareholder	—	62,246
Proceeds from issuance of ordinary shares to minority interest holder	424	—

Net cash provided by financing activities	424	62,246

Foreign currency translation adjustment	55,981	5,821

Net decrease in cash and cash equivalents	(51,552)	(13,229)
Cash and cash equivalents at beginning of period	151,818	100,712

Cash and cash equivalents at end of period	$100,266	$87,483

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid, net of refunds	$12,816	$18,401

See accompanying notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION

PMI Mortgage Insurance Ltd (“PMI Ltd”) is a wholly-owned subsidiary of PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Holdings”) and was incorporated in Australia on September 24, 1965. The accompanying consolidated financial statements include the accounts of PMI Ltd, an Australian corporation, its wholly-owned subsidiary, Western Lenders Mortgage Insurance Company Ltd (“Western LMI”), and its majority owned subsidiary, Permanent LMI Pty Ltd. PMI Ltd and its subsidiaries, are collectively referred to as the “Company”. All material intercompany transactions and balances have been eliminated in the consolidated financial statements. PMI Holdings is a wholly-owned subsidiary of PMI Mortgage Insurance Co. (“MIC”). The ultimate parent of MIC is The PMI Group, Inc. (“The PMI Group”), a United States domiciled corporation.

On March 16, 2007, PMI Ltd acquired the 49.9% remaining outstanding common shares of Western LMI from its minority shareholder. The Company paid $13.4 million to acquire the remaining outstanding common shares of Western LMI. The Company transferred the insurance related assets and liabilities of Western LMI to PMI Ltd at their fair value on May 1, 2007. On June 30, 2007 Western LMI’s application to have its insurance license revoked was accepted. The Company intends to dissolve Western LMI in 2007.

The Company offers mortgage insurance in Australia and New Zealand. The Company is headquartered in Sydney, Australia, and has offices throughout Australia and New Zealand. PMI Ltd’s financial strength is rated “AA” by S&P and Fitch, and “Aa2” by Moody’s. Australian mortgage insurance, known as “lenders mortgage insurance”, or LMI, is characterized by single premiums and coverage of 100% of the loan amount. Lenders usually collect the single premium from a prospective borrower and remit the amount to the Company as the mortgage insurer. The Company recognizes earnings from single premiums in its consolidated financial statements over time in accordance with the expiration of risk. Premiums are partly refundable if the policy is canceled within the first year.

LMI covers the unpaid loan balance, plus selling costs and expenses, following the sale of the security property. Historically, loss severities have normally ranged from 20% to 30% of the original loan amount. In New Zealand, insurance coverage is predominantly “top cover”, where the total loss (including expenses) is paid up to a prescribed percentage of the original loan amount. Typical top cover in New Zealand ranges from 20% to 30% of the original loan amount.

The Company’s primary net insurance written includes direct insurance and insurance on loans underlying residential mortgage-backed securities (“RMBS”). RMBS transactions include insurance on seasoned portfolios comprised of prime credit quality loans that have loan-to-values often below 80%.

The Company’s unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), disclosure requirements for interim financial information and Article 7 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Interim results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes of PMI Mortgage Insurance Ltd and subsidiaries for the years ended December 31, 2006, 2005 and 2004 included as an exhibit to The PMI Group’s annual report on Form 10-K for the year ended December 31, 2006.

NOTE 2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant accounting policies are as follows:

Investments – The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income in shareholder’s equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The fair value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, a realized investment loss is recognized to the extent of the decline in fair value in the current period’s consolidated net income.

The Company’s short-term investments have maturities of greater than three and less than 12 months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Net investment income consists primarily of interest and dividend income, net of investment expenses. Interest income and preferred stock dividends are recognized on an accrual basis. Dividend income on common stock is recognized on the date of declaration.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs – The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS No. 60”), specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to earned premiums. All or predominately all of the policies written by the Company are single premium. The deferred costs related to single premium policies are adjusted as appropriate for policy cancellations to be consistent with the Company’s revenue recognition policy. The amortization estimates for each underwriting year are monitored regularly to reflect actual experience and any changes to persistency or loss development.

Leasehold Improvements, Equipment and Software – Leasehold improvements and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 2.5 to 13 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Under the provisions of Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized at such time as the software is ready for its intended use on a straight-line basis over the estimated useful life of the asset, which is generally 2.5 years. The Company capitalized costs associated with software developed for internal use of $0.9 million in the second quarter of 2007.

Reserve for Losses and Loss Adjustment Expenses – The reserve for losses and loss adjustment expenses (“LAE”) is the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. The Company’s master policies define “default” as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, however, the master policies require an insured to notify the Company of a default within 14 days of the end of the month when the total amount due is unpaid and in arrears by more than ninety days. For reporting and internal tracking purposes, the Company does not consider a loan to be in default until it has been delinquent for two consecutive monthly payments.

SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses and LAE. Consistent with industry accounting practice, the Company considers its mortgage insurance policies as short-duration contracts and, accordingly, does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim amounts for each report year, net of salvage recoverable. The Company also establishes loss reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period using estimated claim rates and claim amounts applied to the estimated number of defaults not reported. The reserve levels as of the consolidated balance sheet date represent management’s best estimate of existing losses and LAE incurred. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known to the Company. Such adjustments, to the extent of increasing or decreasing loss reserves, are recognized in current period’s consolidated results of operations.

Reinsurance – The Company uses reinsurance to reduce net risk in force and optimize capital allocation. The Company’s reinsurance agreements typically provide for excess of loss recovery of claim expenses from reinsurers, and reinsurance recoverables are recorded as an asset. The Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements as with all reinsurance contracts. Reinsurance recoverables on loss estimates are based on the Company’s actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded as reinsurance recoverables. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. Accordingly, management assesses, among other factors, risk transfer criteria for all reinsurance agreements.

Revenue Recognition – Mortgage guarantee insurance policies are contracts that are generally noncancelable by the insurer and provide payment of premiums on a monthly, annual or single basis. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of revenue on single premiums is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the expected emergence of risk of each policy, a range of eight to nine years. If single premium policies related to insured loans are canceled due to repayment by the borrower, and the premium is nonrefundable, then the remaining unearned premium related to each canceled policy is recognized to earned premiums upon notification of the cancellation. Unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premiums are estimates based on the actuarial analysis of the expiration of risk. The earnings pattern calculation is an estimation process and, accordingly, the Company reviews its premium earnings pattern for each policy acquisition year (“Book Year”) annually, and any adjustments to the estimates are reflected for each Book Year as appropriate.

Income Taxes – PMI Ltd and its subsidiaries are included in the consolidated tax return of PMI Holdings. The tax provision for the Company for financial reporting purposes is determined on a stand-alone basis.

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations.

Foreign Currency Translation – The consolidated financial statements have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Accordingly, assets and liabilities in the functional currency are translated using the period-end spot exchange rates. Revenues and expenses are translated at monthly-average exchange rates. Gains and losses on currency remeasurement incurred by the Company represent the revaluation of assets and liabilities denominated in nonfunctional currency into the functional currency into the reporting currency. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income (loss) included in consolidated shareholder’s equity.

Comprehensive Income – Comprehensive income includes net income, the change in foreign currency translation gains or losses, changes in unrealized gains and losses on available-for-sale investments, and the reclassification of realized gains and losses previously reported in comprehensive income, net of related tax effects.

Share-Based Compensation – The Company applies SFAS No. 123 (revised 2004), Share Based Payment (“SFAS No. 123R”), for share-based payment transactions. SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated results of operations. For share-based payments granted and unvested upon the adoption of SFAS No. 123R, the Company recognizes the fair value of share-based payments, including employee stock options and employee stock purchase plan shares, granted to employees as compensation expense in the consolidated results of operations.

Intangible Assets – The Company capitalized certain fees incurred in relation to the acquisition of multi-year contracts with customers in the first quarter of 2007. Unless renegotiated or cancelled, contract extension at the customer’s option will require the Company to pay additional fees of $6.4 million in 2010 and 2011.

The Company amortizes these intangible assets into operating expenses, using the expected earnings patterns of the underlying books of insurance business to which the contracts are related. As of June 30, 2007, the net book value of these intangible assets was $19.9 million and is included in other assets. The Company recorded $0.3 million of amortization expense related to these net intangible assets during the first half of 2007.

NOTE 3. NEW ACCOUNTING STANDARDS

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is still evaluating the impact of SFAS No. 159 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is still evaluating the impact of SFAS No. 157 on its consolidated financial statements.

NOTE 4. INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments – The cost or amortized cost, estimated fair value and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized	Gross Unrealized		Fair
	Cost	Gains	(Losses)	Value
	(Dollars in thousands)
As of June 30, 2007:
Fixed income securities	$1,095,624	$54	$(31,411)	$1,064,267
Equity securities – common stocks	26,066	15,957	—	42,023

Total	$1,121,690	$16,011	$(31,411)	$1,106,290

	Cost or Amortized	Gross Unrealized		Fair
	Cost	Gains	(Losses)	Value
	(Dollars in thousands)
As of December 31, 2006:
Fixed income securities	$897,414	$99	$(14,535)	$882,978
Equity securities – common stocks	23,189	11,256	(10)	34,435

Total	$920,603	$11,355	$(14,545)	$917,413

Aging of Unrealized Investment Losses – The following table shows the gross unrealized losses and fair value of the Company’s investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of June 30, 2007:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
As of June 30, 2007:
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$328,447	$(6,240)	$296,060	$(10,039)	$624,507	$(16,279)
Corporate bonds	152,916	(4,876)	265,493	(10,256)	418,409	(15,132)

Total	$481,363	$(11,116)	$561,553	$(20,295)	$1,042,916	$(31,411)

Unrealized losses on fixed income securities were primarily due to increases in interest rates, and are not considered to be other-than-temporarily impaired as the Company has the intent and ability to hold such investments until they recover or mature. However, the Company determined that the decline in the market value of certain equity securities in its investment portfolio met the definition of other-than-temporary impairment and recognized realized losses of $0.0 million and $0.2 million in the first half of 2007 and 2006, respectively.

Net Investment Income – Net investment income consists of the following for the three and six months ended:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Dollars in thousands)
Fixed income securities	$15,625	$10,756	$29,225	$20,891
Equity securities	203	242	654	621
Short-term investments and cash and cash equivalents	1,719	1,164	4,057	2,102

Investment income before expenses	17,547	12,162	33,936	23,614
Investment expenses	(385)	(303)	(729)	(537)

Net investment income	$17,162	$11,859	$33,207	$23,077

NOTE 5. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity as of and for the three and six months ended June 30, 2007 and June 30, 2006:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Dollars in thousands)
Beginning balance	$37,845	$36,341	$37,694	$35,562
Policy acquisition costs incurred and deferred	5,363	4,934	8,889	9,045
Amortization of deferred policy acquisition costs	(3,713)	(4,475)	(7,088)	(7,807)

Ending balance	$39,495	$36,800	$39,495	$36,800

Deferred policy acquisition costs are affected by qualifying costs that are deferred in the period and amortization of previously deferred costs in such period. In periods where there is significant growth in new business, the asset will generally increase because the amount of deferred acquisition costs incurred exceeds the amortization of previously deferred policy acquisition costs. Conversely, in periods where new business activity is declining, the asset will generally decrease because the amortization of previously deferred policy acquisition costs exceeds the amount of deferred acquisition costs incurred.

NOTE 6. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (LAE)

The Company establishes a reserve for losses and LAE to recognize the estimated liability for potential losses and loss expenses related to insurance mortgages that are in default. The establishment of a loss reserve is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of the beginning and ending consolidated reserves for losses and LAE between January 1 and June 30, 2007 and 2006.

	2007	2006
	(Dollars in thousands)
Balance at January 1,	$30,425	$7,526
Reinsurance recoverables	—	—

Net balance at January 1,	30,425	7,526
Losses and LAE incurred, principally with respect to defaults occurring in:
Current year	18,840	10,431
Prior years (1)	7,460	(2,475)

Total incurred	26,300	7,956
Losses and LAE payments, principally with respect to defaults occurring in:
Current year	(203)	(3,137)
Prior years	(15,503)	(1,270)

Total payments	(15,706)	(4,407)
Transfer of insurance portfolio from PMI Indemnity Limited	—	977
Foreign currency translation effect	3,005	(64)

Net ending balance at June 30,	44,024	11,988
Reinsurance recoverables	—	—

Balance at June 30,	$44,024	$11,988

(1)

The increase of $7.5 million related to the prior year was primarily due to our reestimation of claim sizes and claim rates as a result of declines in regional home appreciation rates and interest rate increases. The reduction of $2.5 million in 2006 was primarily due to the favorable development of claim amounts and adjustments to ultimate claim rates due to the strong housing appreciation and overall economic conditions experienced in Australia over the period.

NOTE 7. INCOME TAX

The Company’s effective tax rate was 30.2% for 2007 and 2006, respectively, compared to the Australian statutory rate of 30.0%. Differences are principally due to income earned and taxable in New Zealand which has a higher statutory rate of 33.0%.

The Company adopted the provisions of FASB Interpretation Number (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. When incurred, the Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During the period ended June 30, 2007 and 2006, the Company incurred no significant interest or penalties, and had no interest or penalties accrued as of June 30, 2007 or December 31, 2006. The Company remains subject to examination in Australia from 2001 to present and in New Zealand from 2002 to present.

NOTE 8. COMPREHENSIVE INCOME

The components of comprehensive income for the three and six months ended June 30, 2007 and 2006 are shown in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Dollars in thousands)
Net income	$24,878	$25,681	$42,504	$47,170
Other comprehensive income (loss), net of deferred taxes:
Total change in unrealized gains/losses arising during the period	(9,393)	(7,686)	(8,553)	(9,226)
Less: realized investment (losses) gains, net of income taxes	(48)	135	6	50

Change in unrealized gains/losses arising during the period, net of deferred tax benefits of $4,028, $3,295, $3,665 and $3,953, respectively	(9,441)	(7,551)	(8,547)	(9,176)
Change in foreign currency translation gains	37,672	17,608	55,981	5,821

Other comprehensive income (loss), net of deferred tax benefits	28,231	10,057	47,434	(3,355)

Comprehensive income	$53,109	$35,738	$89,938	$43,815

The unrealized losses in the first three and six months of 2007 and the unrealized gains in the corresponding periods in 2006 were primarily due to changes in fixed income security interest rates relative to the consolidated fixed income portfolio.

The foreign currency translation adjustments in the three and six months ended June 30, 2007 and 2006 were due primarily to weakening of the U.S. dollar spot exchange rates relative to the Australian dollar spot exchange rates from the beginning of the period to the end of each period presented.

NOTE 9. BENEFIT PLANS

Superannuation Plans – It is compulsory for superannuation contributions to be made by the Company to a regulated and complying superannuation fund for all Australian employees. The minimum required contribution, based on an employee’s salary, which is paid by the Company is 9% in 2007 and 2006. Employees may elect to pay additional contributions out of their salary. The default superannuation plan for Australian employees is the ING Corporate Super although employees may elect for the contributions relating to them to be paid into another plan. The Company has made superannuation payments on behalf of their employees of $1.2 million and $0.8 million for 2007 and 2006, respectively.

In New Zealand, all permanent employees are members of the PMI Mortgage Insurance Limited Superannuation Plan. Employer contributions are 8.06% of an employee’s salary.

The Company also pays salary continuance insurance premiums. Salary continuance insurance provides permanent employees payments in the event that an individual is unable to work due to disability following a nonwork-related accident or injury. Contractors are not covered under this benefit.

Employee Stock Purchase Plan – PMI Ltd’s employees participate in The PMI Group’s Employee Stock Purchase Plan (“ESPP”) which allows eligible employees to purchase The PMI Group’s common shares at a 15% discount to fair market value as determined by the plan. The ESPP offers participants the 15% discount to current fair market value or fair market value with a look-back provision of the lesser of the duration an employee has participated in the ESPP or two years.

Equity Incentive Plan – PMI Ltd’s employees participate in The PMI Group’s Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) which provides for awards of stock options subject to various restrictions and performance hurdles, entitling the recipient to receive cash or common stock in the future. Generally options are granted with an exercise price equal to the market value on the date of the grant, expire ten years from the grant and have a three year vesting period.